U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-9

        Solicitation/Recommendation Statement Under Section 14(d)(4)
                   of the Securities Exchange Act of 1934

                         FJS PROPERTIES FUND I, L.P.
                      --------------------------------
                          (Name of Subject Company)

                         FJS PROPERTIES FUND I, L.P.
                       -------------------------------
                      (Name of Person Filing Statement)

                    Units of Limited Partnership Interest
                  -----------------------------------------
                       (Title of Class of Securities)

                                    NONE
                                  --------
                    (CUSIP Number of Class of Securities)

                         Andrew C. Alson, President
                            FJS Properties, Inc.,
                               General Partner
                              One Airport Road
                             Lakewood, NJ 08701

                                (732)363-0666
                              -----------------
                (Name, address and telephone number of person
               authorized to receive notice and communications
                 on behalf of the person filing statement.)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION
(a) Subject Company: FJS Properties Fund I, L.P. (the "Subject Company")
    Address of principal executive offices of Subject Company: One Airport Road, Lakewood, NJ 08701.
    Telephone number of principal executive offices of Subject Company: 732-363-0666.
(b) This statement relates to Units of Limited Partnership Interest (the "Units") of the Subject Company. As of May 15, 2002, there are 16,788
    Units outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address: This statement is being filed by FJS Properties Fund I, L.P., the Subject Company. The business address of the Subject Company :
     One Airport Road, Lakewood, NJ 08701, and its telephone number is 732-363-0666.
(d) Tender Offer: This statement relates to a tender offer to purchase up to 4,197 Units of the Subject Company for $160 per Unit issued by EVEREST FJS INVESTORS, LLC (the "Bidder"). The principal business address of the Bidder is 199 South Los Robles Avenue, Suite 440, Pasedena, California 91101, and the business telephone number of the Bidder is 800-611-4613. Additional Tender Offer: This statement also relates to an unregistered tender offer to purchase up to 750 Units of the Subject Company for $175 per Unit issued by Kodiak Partners III ("Kodiak"). The principal business address of Kodiak is 4 Orinda Way, Suite 220-D, Orinda, California 94563, and the business telephone number of Kodiak is 800-533-7431.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(d)   Conflicts of Interest: None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION
(a) The Subject Company expresses no opinion and is remaining neutral toward the tender offers. (b) The reason for this recommendation is that the Subject Company is unable to determine whether the acquisition of a majority of the outstanding Units by common or affiliated entities would be beneficial to the Subject Company and is unable to determine whether the price offered is beneficial to the selling or holding Unit holders. The following factors were considered in reaching the decision to express no opinion:
Summary of Items Considered
      i. Previously estimated liquidation value of Units;
      ii. Potential change of control of partnership.
      iii. Competing offers for Units.
      iv. Future value and operations of Pavilion Apartments and effect of transfers under tender offer on existing first mortgage.

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i. PREVIOUSLY ESTIMATED LIQUIDATION VALUE OF UNITS
In a Schedule 14D9 filed with the Securities and Exchange Commission on November 14, 2001 (and available online via the SEC's EDGAR system or by request from the Subject Company), the Subject Company estimated that the liquidation value of the Units at that time was approximately $150.71. The following are factors since such date which should be considered and which would potentially affect this value:

Reduction of time period until first mortgage is pre-payable without penalty: The existing first mortgage affecting the Pavilion Apartments currently has a fixed interest rate of 9.75% per annum, and is pre-payable upon payment of a penalty computed based upon the difference between the present value of interest to maturity at 9.75% and the interest to maturity at the "Treasury Rate", which is currently below 3%. As time passes, the amount of this penalty declines, and the value of the Pavilion Apartments consequently rises as the property would be move valuable with the ability to refinance at current lower interest rates on a new first mortgage. The mortgage is pre-payable without penalty in March 2003, and the period (to Maturity in March 2004) over with the penalty is computed has been reduced by the six months which have elapsed from November 2001 to May 2002. At a 6.5% difference, and based upon a loan balance of approximately $4,440,000, this would represent an estimated increase in value of $144,300 or $8.60 per unit, substantially equal to the $9.29 "premium" offered by the Bidder.

Increase in operating expenses at Pavilion Apartments. As stated in the Subject Company's 10Q for the period ending March 31, 2002, insurance costs at the Pavilion Apartments have increased by approximately $100,000 per annum over last year. This could cause a reduction in cash flow from the property and a resulting decrease in the value of the property.

No Other Valuations: The Subject Company has not obtained any other third party appraisals or valuations in connection with its review of this tender offer.

ii. POTENTIAL  CHANGE IN CONTROL OF THE SUBJECT COMPANY.

If the Bidder succeeds in acquiring 4,197 Units, it and its affiliates will control over 50% of the outstanding Units. Consequently they would have the power, via vote of the limited partners as provided in the partnership agreement, to remove the existing general partner, to cause the sale of the assets of the Partnership and liquidation of the Partnership, or otherwise to control the operations of the Partnership. Subject Company is unable to determine the long term intent of the Bidders and whether this would be beneficial to the Subject Company.

80% of the common stock of the general partner of the Subject Company is presently controlled by a trustee in bankruptcy. A change in the control of the Subject Company may permit the Subject Company to make long term commitments for the operation of the Pavilion Apartments which would permit improved financing and upgrading of the property

The trustee in bankruptcy had entered into an agreement to sell the 80% interest to an affiliate of the onsite managing agent of the Pavilion Apartments, which agreement was approved by the bankruptcy court. Subject Company has been advised that in light of the

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various  tender  offers  received  for  Units  that the sale of the stock in the general partner will not take place. We are not aware of the trustee's future plans for the interest in the general partner, nor how this will affect the future value of the units.


iii. COMPETING OFFERS FOR UNITS

Subject Company has received notice that on May 15, 2002, Kodiak Partners III, ("Kodiak") an unaffiliated California General Partnership, will offer to purchase up to 750 Units of the Subject Company for $175 per Unit. The principal business address of Kodiak is 4 Orinda Way, Orinda, California 94563, and the business telephone number of Kodiak is 800-533-7431. Kodiak advises in its documents that it "is a professional investment management firm which, together with its affiliates, had over $300 million of assets under management as of December 31, 2001. Kodiak is fully owned by its partners, who have combined experience in excess of 50 years in real estate securities. Kodiak is not affiliated with the Partnership's General Partner. Furthermore, the General Partner has not analyzed, endorsed or approved the acceptance of this offer. Affiliates of Kodiak own in total 5 Units of the Partnership purchased within the past five years at a weighted average cost of approximately $125.00 per
Unit...."

Both the Bidder and Kodiak indicate that they have extensive experience in real estate securities and both entities could be presumed to anticipate making a profit on their respective investments in Units. Consequently, it might be presumed that Units could have a value in excess of the $160 per Unit offered by Bidder or in excess of the $175 per Unit offered by Kodiak.

Subject Company is unable to otherwise evaluate the prices offered for Units.

iv. FUTURE VALUE OF PAVILION APARTMENTS AND EFFECT OF TRANSFERS UNDER TENDER OFFER ON EXISTING FIRST MORTGAGE.

Mortgage Lender's Consent Required for Transfer of Limited Partnership Units or Sale of Pavilion Apartments:

The first mortgage affecting the Pavilion Apartments provides that the holder of the mortgage may accelerate and declare the unpaid principal balance of the mortgage due and payable on the sale or transfer of ownership of the Pavilion Apartments, on the transfer of more than 49% of the Units of Limited Partnership Interests or on the transfer to any one party of more than 10% of the Units of Limited Partnership Interests. In the event the Purchasers under the tender offer acquire more than 10% of the Units of Limited Partnership Interests the holder of the mortgage may, but is not required to, accelerate the unpaid balance of the mortgage. The Subject Company is unable to express an opinion as to whether the mortgagee would exercise this right. In the event of an acceleration the mortgage holder would be entitled to demand the prepayment penalty described above. This could have a negative effect on the Subject Company's operations. On the other hand, if obtainable, a refinance of the existing mortgage at a rate lower than the current 9.75% per annum would be beneficial to the Subject Company.


(c) Intent to tender. Lawrence E. Bathgate, II, a director of the Subject Company is the owner of 5 Units, and has advised that his present intention is not to accept the Tender Offers and intends to hold the Units.


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Conclusion:

Based on the above considerations, the Subject Company is unable to determine whether the tender offers provides sufficient consideration for the Unit holders, and is unable to determine the effect the offer will have on the future operations and value of the Subject Company. The Subject Company therefore expresses no opinion and remains neutral towards the tender offers.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED COMPENSATED OR USED.
      None

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (b) No transactions have occurred during the past 60 days for any person required to be reported under Item 1008(b) of Regulation M-A.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) None.
      (b) None.

ITEM 8. ADDITIONAL INFORMATION
      None.

ITEM 9. EXHIBITS
   (a)(1) Transmittal letter to limited partners accompanying 14D-9.
   (a)(5)Letter dated May 15, 2002, from Kodiak Partners III to Andrew C. Alson.
   (e) Not Applicable.
   (g) Not Applicable.

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    FJS PROPERTIES FUND I, L.P.
                                    (Subject Company)
Dated: May 15, 2002                  by: FJS PROPERTIES, INC., General Partner

                                    by        Andrew C. Alson
                                          Andrew C. Alson, President

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                              INDEX TO EXHIBITS

(a)(1) Transmittal letter to limited partners accompanying 14D-9.

(a)(5)Letter dated May 15, 2002, from Kodiak Partners III to Andrew C. Alson.


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                               EXHIBIT 9(a)(1)

                         FJS PROPERTIES FUND I, L.P.
                              One Airport Road
                             Lakewood, NJ 08701
                                (732)363-0666
                                                      May 20, 2002

            Re:   FJS Properties Fund I, L.P. - Tender Offer

Dear Limited Partner:

      We are aware that you have received tender offers for your Units of Limited Partnership Interests in FJS Properties Fund I, L.P. As the company affected by such offer, we are required by Securities and Exchange Commission rules and regulations to review this offer and to provide you with our recommendation as to your acceptance or rejection of such offer.

      At this time we are expressing no opinion with respect to the tender offer and are remaining neutral toward the offer. A copy of Schedule 14D-9 is enclosed which sets forth a more complete description of this response to the tender offer.

      Should you have any questions regarding this matter please feel free to call me at (732)363-0666.

                              Very truly yours,
                           FJS Properties Fund I, L.P.
                              by: FJS Properties, Inc., General Partner

                              By:      Andrew C. Alson
                                    Andrew C. Alson, President

ACA/kb


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                               EXHIBIT 9(a)(5)

KODIAK PARTNERS III

                                                  4 Orinda Way, Suite 220-D
                                                       Orinda, CA 94563
                                      Phone (925) 253-2949 o  Fax (925) 253-9878


VIA AIRBORNE EXPRESS

May 15,2002

Andrew C. Alson
1 Airport Road
P.O. Box 2043
Lakewood, NJ 08701

Dear Mr. Alson:

Please accept this letter as notification that on May 15, 2002 we will be making purchase offers for units of FJS Properties Fund I, L.P. to limited partners. The entity making the offer will be Kodiak Partners III, L.P., a general partnership in which I am a General Partner.

Please note that the offer has withdrawal and proration rights, as well as appropriate disclosures. We look forward to working with you through the offer and transfer periods.

Myself and Ian Goltra can answer questions about the offer. Finally, our information agent is Laurie Miller and she can be reached at (800) 533-7431.

I have enclosed copies of the documents that will be mailed to limited partners. Our offer will remain open through June 14, 2002.

Please feel free to contact me at (925) 253-2949 with any questions.

Very truly yours,



David McGanney
General Partner

Enclosures

cc: Laurie Miller

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                           EXHIBIT 9(a)(5) cont'd

               OFFER TO PURCHASE LIMITED PARTNERSHIP UNITS OF

                         FJS PROPERTIES FUND I, L.P.

                                     FOR

                            $175.00 CASH PER UNIT
Kodiak Partners Ill ("Kodiak") hereby offers to purchase up to 750 limited partnership units ("Units") of Capital Builders Development Properties II, L.P., (the "Partnership") for $175.00 per Unit.

For example, if you own 50 Units, we will pay you $8,750 subject to the terms set forth below. Please Note:

  o This offer is 9.4% higher than the current offer from Everest FJS Investors, LLC.

  o Original investors who accept our offer will end their Investment in the Partnership. If you accept this offer you should not be responsible for K-1 tax reporting for any year after 2002.

  o This offer is dated May 15,2002 and will expire at midnight Pacific Time on July 14,2002.

  o    Only a limited number of Units will be purchased.

  o Limited partners who accept this offer will pay no brokerage commissions.

Our offer is limited to 750 Units (approximately 4.50% of the total Units outstanding). Limited partners who accept this offer will pay no brokerage commissions. However, the price will be reduced by any transfer costs imposed by the Partnership and the amount of all distributions, from any source whatsoever, paid or to be paid to limited partners after May 15. 2002.

Kodiak is a professional investment management firm which, together with its affiliates. had over $300 million of assets under management as of December 31, 2001. Kodiak is fully owned by its partners, who have combined experience in excess of 50 years in real estate securities, Kodiak is not affiliated with the Partnership's General Partner. Furthermore, the General Partner has not analyzed, endorsed or approved the acceptance of this offer. Affiliates of Kodiak own in total 5 Units of the Partnership purchased within the past five years at a weighted average cost of approximately $125.00 per Unit. Kodiak expects to pay for the Units with cash on hand and to assign Units purchased by it to existing or newly formed affiliated investment funds.

Units will be accepted on a first come, first purchased basis, unless Kodiak receives more than the limited number of Units it seeks to purchase. lit that case, Kodiak will, to the extent practicable and in accordance with both the Partnership's partnership agreement and applicable law, pro-rate its acceptance of Units. To be eligible for acceptance. the enclosed assignment form must be sent by mail postmarked by midnight, Pacific Time, on the last day of the offer. Sellers may withdraw their offer by sending a written request via certified mail postmarked by the last day of the offer (or. if the offer is extended, by the last day of the offer period as so extended). Otherwise the acceptance of an offer is irrevocable and cannot be withdrawn without the approval of Kodiak, which may be withheld in its absolute discretion.


                     PLEASE SEE THE REVERSE OF THIS PAGE
                     IF YOU HAVE QUESTIONS, PLEASE CALL

                                800-533-7431
       Kodiak Partners III P.O. Box 2339 Orinda, California 94563-9902

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FJS 1
Before tendering your Units, you should carefully judge for yourself whether or not the acceptance of our offer is best for you. Information you may find helpful in this regard includes, but is not limited to, the following:

o Tax Implications. If you sell your Units to Kodiak, you may have a gain or loss on the sale that could constitute a taxable event. We strongly urge you to consult with your tax advisor regarding the tax implications of accepting this offer.


o Comparison With Other Alternatives. The Partnership Spectrum shows no recent trades in the partnership. However, Limited Partners may be able to find a higher price through a secondary partnership trading firm. There can be no assurance of what price and terms a seller would receive in a sale of Units through the secondary market and you should make your own inquiry as to available prices. The Partnership Spectrum is an industry publication that collects and publishes statistics regarding trading prices and volume of several hundred partnerships. Also, Everest FJS Investors, LLC is currently offering to purchase Units for $160 per Unit.

o Net Asset Value and Expected Liquidation. Kodiak, or its assignee, intend to hold the Units until the liquidation of the Partnership. In a letter to limited partners dated November 15, 2001, the General Partner estimated the liquidation value of the Units to be approximately $150 per Unit. All estimates of the Partnership's net asset value are subjective judgments. The exact amount and timing of future sale proceeds cannot be determined at this time. However, Kodiak is seeking to buy Units at a discount to its estimate of net asset value and is making this offer with the aim and expectation of making a profit.

o Further Information. Federal securities laws require that the Partnership's General Partner provide you with a recommendation with respect to our offer. You may wish to consider the General Partner's recommendation before accepting or rejecting our offer.

o Payment. If you choose to accept Kodiak's offer, payment will be made promptly after Kodiak receives from the Partnership's General Partner documentation which, in Kodiak's judgment, satisfactorily evidences ownership by Kodiak of the tendered Units. Although Kodiak will use its best efforts to expedite the process, you should recognize that the Partnership's transfer agent can take up to twelve weeks to complete and confirm transfers.

o Future Distributions. If you choose to accept the offer, Kodiak will be entitled to all future distributions and other benefits of ownership pursuant to the enclosed assignment agreement.

o Cash Now. If you no longer want to be an investor in the Partnership or have a need to realize cash now rather than wait for the liquidation of the Partnership, our offer allows you to sell now. Furthermore, if you accept our offer you will not have to pay a brokerage commission (commissions generally are 5% to 10% of the aggregate sale price).

TO ACCEPT THIS OFFER, PLEASE EXECUTE THE ENCLOSED ASSIGNMENT FORM. YOU MAY RETURN IT IN THE ENCLOSED ENVELOPE TO P.O. BOX 2339, ORINDA, CALIFORNIA 94563-9902. TO BE ELIGIBLE FOR ACCEPTANCE, THE ENCLOSED ASSIGNMENT FORM MUST BE SENT BY MAIL POSTMARKED BY MIDNIGHT, PACIFIC TIME, ON THE LAST DAY OF THE OFFER. IF YOU HAVE QUESTIONS OR NEED DIRECTIONS FOR COMPLETING THE ASSIGNMENT FORM,
CALL:


                                800-533-7431


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